Exhibit 99.1

N E W S R E L E A S E

News Release 2007-07		March 22, 2007

Queenstake and YGC Execute Definitive Combination Agreement

DENVER, Colorado and VANCOUVER, British Columbia — March 22, 2007 — Queenstake Resources Ltd. (“Queenstake”) (TSX: QRL; AMEX: QEE) and YGC Resources Ltd. (“YGC”) (TSX: YGC) are pleased to announce that further to their joint news release dated February 5, 2007, the two companies have satisfactorily completed their mutual due diligence reviews, and have executed a comprehensive Combination Agreement to combine their businesses under the name “Yukon-Nevada Gold Corp.” (“Yukon-Nevada”).  Following a thorough review of the available alternatives by the respective boards of directors, the transaction has been structured, by way of a plan of arrangement, as an acquisition by YGC of all of the outstanding shares and other securities of Queenstake, on the basis of one common share of YGC for each ten outstanding common shares of Queenstake.

The respective Boards of Directors of Queenstake and YGC have unanimously approved the Combination Agreement, agreed to recommend the plan of arrangement to their shareholders and agreed not to solicit and not to support competing transactions, except as required to meet fiduciary obligations. A break fee equal to 5% of the non-completing company’s market value will be payable in certain circumstances.

Subject to shareholder approval of the transaction, the Board of Directors of Yukon-Nevada will comprise all of the current members of the Board of Directors of YGC, Dorian Nicol and Peter Bojtos.  The two current Boards have agreed that the President and CEO of Yukon-Nevada will be Graham C. Dickson and that the Executive Vice President of Exploration will be Dorian (“Dusty”) Nicol.

Completion of the business combination is subject to the satisfaction of a number of conditions precedent, including a significant financing to be completed by YGC for the benefit of Yukon-Nevada, shareholder and Court approvals and regulatory acceptance.  The two companies will schedule their shareholder meetings, to consider and vote on the proposed combination, for May 18, 2007.

The transaction will combine Queenstake’s and YGC’s mineral property interests throughout North America to create operating efficiencies with particular emphasis on the Jerritt Canyon Mine in Nevada, and the development to production of the Ketza River gold property in the Yukon.  The business combination will yield benefits to the shareholders of Yukon-Nevada by providing a greater asset base and capitalization, reducing overhead and creating a broader share trading market with the potential for greater liquidity.

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For Queenstake:	For YGC:
Wendy Yang 303-297-1557 ext. 105	Graham C. Dickson, President
800-276-6070	(604) 688-9427
Email — info@queenstake.com	Email: graham@ygcr.ca
www.queenstake.com	www.ygcr.ca